Exhibit 4.23
Private & Confidential

August 1, 2005

Dear XXX,

This letter records the terms on which you are invited to serve as a non-Executive Director of XTL Biopharmaceuticals Ltd (the “Company”) and confirms the agreement previously reached between us:

1.
For the purpose of the Israeli Companies Act 1999 (the “Act”), each non-Executive Director who is appointed to the position of any Outside Director (as such term is defined in the Act) is required to provide the Company with a representation as to any related party association with the Company. By agreeing to the terms contained herein and signing this agreement, you hereby confirm, that:

a.
You, your relative, your partner, your employee or a corporation you control, has not, at the date of your appointment or had not in two years before the date of your appointment, any relation to the Company, or has not at the date of your appointment, any relation to the Controlling Person (as defined in the Act), or to “another corporation”.

For the purpose hereof, “relation” shall mean employer-employee relationships, business or professional relationships on a continuous basis or control, and serving as an officer in the Company, except for serving as Director of the Company for less than three months in which period the Company completed an IPO; and “another corporation” shall mean a corporation which the Controlling Person, at the date of your appointment or in the two years preceding your appointment, is the Company or the Controlling Person of the Company.

b.
Your other jobs or duties do not cause, and are not likely to cause, any conflict of interest with your duty as a director of the Company, or do not impair your capability to serve as Director of the Company.

c.	You are not serving as an Outside Director in any other Company in which one of the Directors of the Company is serving as an Outside Director.

2.
Your appointment is to continue for a period of 36 months from the date hereof and shall continue thereafter until you terminate this arrangement upon giving the Company not less than 2 months’ written notice which may be given at any time, provided that such notice does not expire before the end of the said minimum period. However, your appointment will terminate forthwith, without any entitlement on your part to compensation, if:

a.	You are not reappointed as a Director at any Company Annual General Meeting where you are required to retire under the Articles of Association of the Company (as amended from time to time);

XTL Biopharmaceuticals Ltd. Kiryat Weizmann Science Pk, Bldg 3, POB 370, Rehovot 76100, Israel Tel: +972-8-930-4444 Fax: +972-8-930-4445

b.	You cease to be a Director by reason of your vacating office pursuant to any provision of the Articles of Association of the Company (as amended from time to time) or the Act;

c.	You are convicted of any criminal offence (excluding minor road traffic offences);

d.	You breach the terms of this appointment (such breach not being capable of remedy) or you fail or refuse to carry out your duties as required by this letter; or

e.	You are guilty of gross misconduct or any act in any way which may, in the opinion of the Board, bring the Company into disrepute or discredit.

3.
You will be entitled to a fee for your services as a non-Executive Director, at the rate of US$20,000 per annum, such fee to be payable quarterly in 4 equal instalments, subject to restrictions imposed by applicable law and to the deduction of any tax or other deduction which the Company is required to deduct by law. In addition, you will be entitled to receive a fee of US$2,000 for participating in person in a Board Meeting or a Committee Meeting occurring in addition to a scheduled Board Meeting, and a fee of US$500 for participating in a Committee Meeting occurring at the time of a Board Meeting or for participating in a Board or a Committee meeting held via phone. Such additional fees incurred will be paid in accordance with the payment terms relating to the annual fee, above.

4.
In the event of termination of this appointment (otherwise than on termination in accordance with paragraphs 2(b) to (e) inclusive of this letter) you will be entitled to that proportion of the fees due and unpaid, accrued on a daily basis up to and including the date of termination of the appointment.

5.	In the event that you are called on or requested to perform any special duties or responsibilities outside your ordinary duties as Director the Board may agree to pay you special remuneration.

6.
As a non-Executive Director you will perform the duties normally attendant on that office, including (without limitation) using reasonable efforts to attend all meetings of the Board of Directors (you may attend either in person or through telephone attendance).

In addition, you will be a member of the Audit Committee and the Remuneration Committee of the Board. The Committees meet as often as each deems necessary for the performance of their functions.

7.
Both during the term of your appointment and after its termination you will observe the obligations of confidentiality which are attendant on the Officer of Director. In addition, although they are not specifically mentioned in this letter, you will of course be subject to the normal legal duties and responsibilities of a Director of a company incorporated under Israeli law.

8.
Upon termination of this appointment you will resign from your office as a Director of the Company and from all other appointments or offices which you hold as nominee or representative of the Company.

9.	This letter shall be governed by Israeli Law.

Kindly confirm your agreement to the terms set out above by signing the endorsement on the enclosed copy of this letter and returning the copy to me at the above address.

Yours sincerely,
for and on behalf of XTL Biopharmaceuticals Ltd.

________________________________
XXX
I agree to the above terms of my appointment.

Dated: August 1, 2005

________________________________
XXX